FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 15, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 15, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filing on December 15, 2014

Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2014/12/15

Time of announcement: 20:09:28

Subject: The KEPB approved the application of ASE to resume the operation of wafer-level process where nickel is used at K7 plant

Date of events: 2014/12/15

To which item it meets: article 2 paragraph 49

Statement:

1. Date of occurrence of the event: 2014/12/15

2. Company name: Advanced Semiconductor Engineering Inc.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4. Reciprocal shareholding ratios: N.A.

5. Name of the reporting media: N.A.

6. Content of the report: N.A.

7. Cause of occurrence: The wafer-level process operations where nickel is used at the Company's K7 plant was suspended by The Kaohsiung City Environment Protection Bureau (KEPB) as a result of its previous discharge of waste water in violation of the Water Pollution Control Act on October 1, 2013.  The Company applied for resuming operations as it has made improvement in complying with applicable laws.

8. Countermeasures: The wafer-level process operations where nickel is used at the Company's K7 plant has been resumed on December 15, 2014 pursuant to the Approval Letter from KEPB (No. 10343171000) that the Company received on the same day.

9. Any other matters that need to be specified: None